FY2003 Consolidated Financial Results
                     (April 1, 2002 through March 31, 2003)
 (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

                                                                     May 8, 2003

Company name                         : Toyota Motor Corporation
Stock exchanges on which the
shares are listed                    : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                       Stock Exchanges in Japan
Code number                          : 7203
Location of the head office          : Aichi Prefecture
URL                                  : http://www.toyota.co.jp
Representative                       : Fujio Cho, President

Contact person                       : Takahiko Ijichi, General Manager,
                                       Accounting Division
                                       Tel. (0565) 28-2121

Date of the meeting of the Board     : Thursday, May 8, 2003
of Directors for FY2003 financial
results
Whether or not to be prepared in     : No
accordance with accounting
principles generally accepted
in the United States

Results of FY2003 (April 1, 2002 through March 31, 2003)
(1) Consolidated financial results

                                                                               (Amounts less than one million yen are omitted.)
-------------------------------------------------------------------------------------------------------------------------------
                              Net sales                        Operating income                      Ordinary income
-------------------------------------------------------------------------------------------------------------------------------
                            Million yen           %               Million yen          %            Million yen             %
FY2003                       16,054,290       (6.3)                 1,363,679     (21.4)              1,414,003        (27.0)
FY2002                       15,106,297      (12.5)                 1,123,470     (29.1)              1,113,524        (14.5)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                              Net income                Net income      Net income     Return on      Ratio of      Ratio of
                                                         per share      per share        equity       ordinary      ordinary
                                                          - basic       - diluted                     income to     income to
                                                                                                   total assets    net sales
-------------------------------------------------------------------------------------------------------------------------------
                            Million yen           %            Yen             Yen             %              %            %
FY2003                          944,671      (53.4)         272.75          272.73          12.8            7.0          8.8
FY2002                          615,824      (30.7)         170.69          170.69           8.5            6.0          7.4
-------------------------------------------------------------------------------------------------------------------------------

Note 1: Equity in earnings of affiliates: FY2003 81,966 million yen, FY2002 15,046 million yen
Note 2: Average number of shares issued and outstanding in each year (consolidated): FY2003 3,454,704,711 shares, FY2002 3,607,780,460 shares
Note 3: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous year.

(2) Consolidated financial position

-------------------------------------------------------------------------------------------------------------------------------
                         Total assets            Shareholders' equity             Ratio of           Shareholders' equity per
                                                                            shareholders' equity               share
-------------------------------------------------------------------------------------------------------------------------------
                                Million yen                 Million yen                          %                        Yen
FY2003                           20,742,386                   7,460,267                       36.0                   2,226.34
FY2002                           19,888,937                   7,325,072                       36.8                   2,059.94
-------------------------------------------------------------------------------------------------------------------------------

Note: Number of shares issued and outstanding at the end of each year
      (consolidated): FY2003 3,350,903,108 shares, FY2002 3,555,963,016 shares

(3) Consolidated cash flows

-------------------------------------------------------------------------------------------------------------------------------
                              From operating             From investing              From financing          Cash and cash
                                 activities                 activities                  activities       equivalents at the end
                                                                                                               of the year
-------------------------------------------------------------------------------------------------------------------------------
                                Million yen                 Million yen                Million yen                Million yen
FY2003                            1,329,472                 (1,385,814)                     33,555                  1,623,241
FY2002                              759,149                   (954,031)                    348,005                  1,688,126
-------------------------------------------------------------------------------------------------------------------------------

                      FY2003 Consolidated Financial Results
                     (April 1, 2002 through March 31, 2003)
 (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

(4) Scope of consolidation and equity method

      Number of consolidated subsidiaries         581 companies
      Number of unconsolidated subsidiaries          -
      Number of affiliates                        233 companies (including 51
                                                  affiliates accounted for under
                                                  the equity method)

(5) Changes in scope of consolidation and equity method

      Consolidated subsidiaries
               (increase)          41 companies   Toyota Motor Europe n.v./s.a.,
                                                  Toyota Motor Manufacturing,
                                                  Texas, Inc., Toyota South
                                                  Africa Motors (Pty.) Ltd.,
                                                  Toyota Espana S.L., Toyota
                                                  Woodyou Home Corporation, etc.

               (decrease)          24 companies   Let's Corporation, Toyota
                                                  Media Station Inc., etc.

      Affiliates accounted for under the equity method

               (increase)           6 companies   Sichuan Toyota Motor Co.,
                                                  Ltd., Tianjin Toyota Motor
                                                  Co., Ltd., Fukushima Toyota
                                                  Motor Co., Ltd., etc.

               (decrease)           5 companies   Toyota South Africa Motors
                                                  (Pty.) Ltd., Toyota Espana
                                                  S.L., Toyota Woodyou Home
                                                  Corp., etc.